Mayville Engineering Company, Inc.

715 South Street

Mayville, Wisconsin 53050

May 14, 2021

Via EDGAR and Email to CFManufacturing@sec.gov

Ms. Mindy Hooker Mr. Kevin Stertzel Office of Manufacturing Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:Mayville Engineering Company, Inc.

Form 10-K/A for the year ended December 31, 2020

Filed on May 3, 2021

File No. 1-38894

Dear Ms. Hooker and Mr. Stertzel:

Set forth below is the response of Mayville Engineering Company, Inc., a Wisconsin corporation (the “Company,” “we,” “us” or “our”), to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 7, 2021, with respect to the above-referenced filing.  The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the comment letter, and following such comment is the response of the Company (in regular type).

Form 10-K/A filed on May 3, 2021

Exhibits

1.  We note you filed an abbreviated amendment as described in question 246.13 of the SEC’s Compliance & Disclosure Interpretations, updated September 21, 2020. As such, your certifications (Exhibits 31.1 and 31.2) should have excluded paragraph 3 and should reference Form 10-K/A, rather than Form 10-K, in the opening sentence. Please amend your filing to revise your certifications.

Response:

We are amending our Form 10-K for the year ended December 31, 2020 and our Form 10-K/A filed on May 3, 2021 to revise our certifications (Exhibits 31.1 and 31.2) as noted in the Staff’s letter of May 7, 2021. The amendment has been filed today with the Commission via the EDGAR system or will be filed in the next 24 hours.  Consistent with the Staff’s Compliance and Disclosure Interpretation 246.13, the Company’s 10-K/A contains only the cover page, explanatory note, signature page and revised Section 302 certifications.

* * *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (920) 387-6049 or Russell E. Ryba of Foley & Lardner LLP at (414) 297‑5668.

Very truly yours,

/s/ Todd M. Butz
Todd M. Butz
Chief Financial Officer

cc:Russell E. Ryba

   Foley & Lardner LLP